Ponto Footwear
Balance Sheet
As of December 31, 2022

	December 31, 2022
ASSETS	
Current Assets	
Total Bank Accounts	**44**
Receivables	13
Inventory	300
Inventory Deposit (Not Recieved)	0
Total Other Current Assets	313
Total Current Assets	**357**
Fixed Assets	
Tooling	67
TOTAL ASSETS	**424**
LIABILITIES	
Current Liabilities	
Total Accounts Payable	96
Total Credit Cards	229
Inventory Financing	197
Gift Cards	34
Total Current Liabilities	**556**
Long-Term Liabilities	
KickStarter Sales	0
Friends and Family Convertible Note	40
Short term advance from Founders	296
Business Bank Loans	440
We Funder SAFE	217
SAFE - Seed Round	721
Convertible Note Round	688
Total Long-Term Liabilities	**2,403**
Total Liabilities	**2,958**
EQUITY	
Owner's Investment	61
Retained Earnings	-925
Opening Balance Equity	0
Net Income	**-1,638**
Total Equity	**-2,502**
TOTAL LIABILITIES AND EQUITY	**424**